# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-112051
Filed by CIK 0001952142

## Reporting persons
- StemPoint Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,030,028; sole dispositive power 0; shared dispositive power 6,030,028; aggregate amount beneficially owned 6,030,028 (8.4% of the class)
- StemPoint Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,030,028; sole dispositive power 0; shared dispositive power 6,030,028; aggregate amount beneficially owned 6,030,028 (8.4% of the class)
  Comment: StemPoint Capital Management GP LLC is a limited liability company.
- Michelle Ross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,030,028; sole dispositive power 0; shared dispositive power 6,030,028; aggregate amount beneficially owned 6,030,028 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street, Suite 300 Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by StemPoint Capital LP, StemPoint Capital Management GP LLC, and Michelle Ross (collectively, the "Reporting Persons" and each a "Reporting Person").
Address of principal business office or, if none, residence:
The business addresses of each Reporting Person is:

520 Madison Avenue, 19th Floor
New York, NY 10022
Citizenship:
StemPoint Capital LP is a limited partnership organized under the laws of the State of Delaware.

StemPoint Capital Management GP LLC is a limited liability company organized under the laws of the State of Delaware.

Michelle Ross is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5-9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 6,030,028 Shares of the issuer's Common Stock which amount consists of 2,030,028 Shares of Common Stock, as well as and the exercise of pre-funded Warrants for 2,000,000 Shares of Common Stock and Class A Warrants for 2,000,000 shares of Common Stock.

The amount beneficially owned is reported as of January 2, 2026.
Percent of class: Each Reporting Person may be deemed to beneficially own 8.4% of the issuer's outstanding Common Stock, which is calculated based on 67,540,930 shares outstanding of Common Stock as of January 2, 2026, as reported in the Issuer's report on Form 8-K filed with the SEC on January 5, 2026, and the total number of Shares of Common Stock that the Reporting Persons have the right to acquire upon the exercise of Warrants, subject to a 9.9% beneficial ownership limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Shared power to vote or to direct the vote: 6,030,028. Comment: Shared voting power includes 4,000,000 Warrants beneficially owned by the Reporting Persons.
Shared power to dispose or to direct the disposition: 6,030,028. Comment: Shared dispositive power includes 4,000,000 Warrants beneficially owned by the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

## Signatures
- StemPoint Capital LP: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (02/17/2026)
- StemPoint Capital Management GP LLC: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (02/17/2026)
- Michelle Ross: /s/ Michelle Ross, Michelle Ross (02/17/2026)